August 16, 2007	TSX: QC AMEX/AIM: QCC

DIRECTOR DEALING

Vancouver, British Columbia – Quest Capital Corp. (the “Company”)  reports that on August 15, 2007, A. Murray Sinclair, Managing Director of the Company, purchased 34,600 shares or approximately 0.023% of the issued and outstanding share capital of the Company at the price of $2.26 per share.  Following the purchase of these shares, Mr. Sinclair now holds 1,048,097 shares or approximately 0.71% of the Company.

About Quest

Quest Capital Corp. is an asset backed lender that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Managing Director Tel: (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Erin Needra: erin.needra@canaccordadams.com Robert Finlay: robert.finlay@canaccordadams.com

          QUEST CAPITAL CORP.

        Vancouver:  Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel:  604-689-1428 • Toll Free:  800-318-3094 • Fax: 604-681-4692
              Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624